February 11, 2005

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re:  Brampton Crest International, Inc.

     Form 10 - SB-12G:
     GENERAL FORM FOR REGISTRATION OF SECURITIES
     FOR SMALL BUSINESS ISSUERS

     File No. 000-11969

Ladies and Gentlemen:

Brampton Crest International, Inc., a Nevada corporation (the "Company"), hereby applies for an order granting the immediate withdrawal of its Form 10-SB-12G; General Form for Registration of Securities for Small Business Issuers (the "Form 10-SB"), filed with the Securities and Exchange Commission (the "Commission") on December 15, 2004.

In accordance with your request in your letter dated January 28, 2004, specifically:

         "We note that you used the file number from a previous filing. Please withdraw this Form 10-SB and file a new Form 10-SB, responsive to these comments, without putting a file number in the header, so that Edgar can assign a new file number for this filing."

We are requesting the withdrawal of our Form 10-SB and will file a new Form 10-SB, responsive to these comments, without putting a file number in the header, so that Edgar can assign a new file number for that filing.

If you have any questions regarding the foregoing application for withdrawal, please contact Joseph I. Emas, 1224 Washington Avenue, Miami Beach, Florida 33139 (305) 531-1174.

Sincerely,

/s/ J. Rod Martin
J. Rod Martin
President